Exhibit 99.1



**For immediate release**

CMS Ruling Provides Medicare Patients Access to Alcon's AcrySof® ReSTOR® IOL

FORT WORTH, Texas – May 10, 2005 – Alcon, Inc. (NYSE:ACL) announced today that the Centers for Medicare and Medicaid Services (CMS) clarified its payment rules to present Medicare beneficiaries with the choice to receive presbyopia-correcting intraocular lenses (IOLs) that provide restoration of distance, near, and intermediate vision with less dependency on eyeglasses or contact lenses following cataract surgery. See ruling at: http://www.cms.hhs.gov/rulings/CMSR0501.pdf

Prior to the CMS ruling, limitations on Medicare payment prevented beneficiaries from choosing to purchase these lenses. Under the new policy, Medicare will continue existing reimbursement amounts for cataract surgery, and patients may elect to pay additional charges for advanced technology lenses such as the AcrySof® ReSTOR® Apodized Diffractive IOL.

 "We applaud CMS for its decision to allow Medicare patients access to new technologies, which provide a high level of spectacle freedom, like the recently approved AcrySof® ReSTOR® IOL," said Cary Rayment, chairman, president and chief executive officer, Alcon, Inc. "Physicians and patients now have the freedom to select technology to treat cataracts consistent with the patient's lifestyle needs." In clinical trials, 80 percent of AcrySof® ReSTOR® patients reported never wearing reading glasses or bifocals following bilateral cataract surgery.

About AcrySof® ReSTOR® IOL

AcrySof® ReSTOR® IOL, the first and only apodized diffractive IOL for cataract patients with and without presbyopia, uses a unique, patented apodized diffractive technology to provide patients with a full range of quality vision (near, intermediate and distance), and greatly reduce their reliance on glasses. This optic design results in an increased range of quality vision that delivers a high level of spectacle freedom. Apodization improves image quality by optimizing light energy delivered to the retina by distributing the appropriate amounts of light to near and distant focal points, regardless of lighting situation. This new IOL is particularly well-suited for patients who wish to reduce their dependency on reading glasses and bifocals once their cataractous lens is removed. The AcrySof® ReSTOR® IOL is based on the AcrySof® design and material platform. AcrySof® lenses are the fastest growing and most frequently implanted lenses in the world, with more than 22 million implants since their introduction in the early 1990s. There are approximately three million cataract surgeries performed annually in the United States.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales exceeding $3.9 billion in 2004. Global sales of its IOLs, primarily the AcrySof® family of lenses, totaled more than $580 million in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other

conditions of the eye. For more information on Alcon, Inc., visit the company's Web site at www.alconinc.com.

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***Caution Concerning Forward-Looking Statements**. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other intraocular lenses (IOLs) already on the market or competitive IOLs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation including future decisions which may have a negative impact on reimbursement for IOLs and cataract surgery. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise*

For information, contact:
Doug MacHatton – Alcon Investor Relations and
Strategic Corporate Communications 817-551-8974
Tracy Bone – Porter Novelli Public Relations 312-856-8814
www.alconinc.com